UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
(Amendment No. ____)
First Citizens Banc Corp

(Name of Subject Company (issuer))
First Citizens Banc Corp (Issuer)

(Names of Filing Persons (identifying status of offeror, issuer or other person))
Common Stock, No Par Value

(Title of Class of Securities)
319459 20 2

(CUSIP Number of Class of Securities)
With a copy to:

James E. McGookey, Esq.	Cipriano S. Beredo, Esq.
First Citizens Banc Corp	Squire, Sanders & Dempsey L.L.P.
100 East Water Street	4900 Key Tower, 127 Public Square
Sandusky, Ohio 44870	Cleveland, Ohio 44114
(419) 625-4121	(216) 479-8500

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing person)
Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
$11,500,000	$1,230.50

*	Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities and Exchange Act of 1934. This calculation assumes the purchase of 500,000 shares of common stock of Issuer at the tender offer price of $23.00.
☐	Check the box of any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third-party tender offer subject to Rule 14d-1.
     ☑ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to the issuer tender offer by First Citizens Banc Corp, an Ohio corporation (“First Citizens” or the “Company”), to purchase up to 500,000 common shares, no par value (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $23.00 per share, without interest. First Citizens’ offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 11, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, and as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
          (a) The name of the issuer is First Citizens Banc Corp. The address and telephone number of its principal executive offices are: 100 East Water Street, Sandusky, Ohio 44870, (419) 625-4121.
          (b) The subject securities are common shares, no par value, of First Citizens. The number of shares outstanding as of December 20, 2005, was 5,801,402.
          (c) The information about the trading market and the price of the subject securities set forth under “Section 8. Price Range of Shares; Dividends” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
          (a) First Citizens, the filer of this Schedule TO, has its principal executive offices at 100 East Water Street, Sandusky, Ohio 44870, and its telephone number is (419) 625-4121.
Item 4. Terms of Transaction.
          (a) The following information set forth in the Offer to Purchase is incorporated herein by reference:
•	Summary Term Sheet;

•	Section 1. Overview; Priority; Odd Lots; Proration;

•	Section 2. Purpose of the Offer; Certain Effects of the Offer;

•	Section 3. Procedures for Tendering Shares;

•	Section 4. Withdrawal Rights;

•	Section 5. Purchase of Shares and Payment of Purchase Price;

•	Section 6. Conditional Tender of Shares;

•	Section 7. Conditions of the Offer;

•	Section 13. United States Federal Income Tax Consequences; and

•	Section 14. Extension of the Offer; Termination; Amendment.
     There will be no material differences in the rights of security holders as a result of the transaction.
          (b) The information set forth under “Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
          (e) The information set forth under “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
          (a), (b) and (c) The information set forth under “Section 2. Purpose of the Offer; Certain Effects of The Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
          (a), (b) and (d) The information set forth under “Section 9. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
          (a) and (b) The information set forth under “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
          (a) The information set forth under “Section 15. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
          (a) The information set forth under “Section 10. Certain Information Concerning Us” in the Offer to Purchase, the information set forth in Part I. — Item 8 (incorporating Exhibit 13.1, pages 32 through 62) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and the information set forth in Part I-Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005, is incorporated herein by reference.
          (b)The information set forth under “Section 10. Certain Information Concerning Us” in the Offer to Purchase is incorporated herein by reference.
Item 11. Additional Information.
          (a) The information set forth under “Section 10. Certain Information Concerning Us”, “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”, “Section 12: Legal Matters; Regulatory Approvals” and “Section 16. Miscellaneous” in the Offer to Purchase is incorporated herein by reference.
          (b) None.
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated January 11, 2006.
(a)(1) (ii)	Letter of Transmittal.
(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Shareholders from David A. Voight, President of First Citizens Banc Corp.
(a)(1)(vii)	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated January 10, 2006 regarding the tender offer.*
(a)(5)(ii)	Consent of Independent Registered Public Accounting Firm.
(b)	Not applicable.
(d)(1)	First Citizens Banc Corp Stock Option Plan, as amended November 15, 2005, and incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated November 15, 2005.
(d)(2)	First Citizens Banc Corp Stock Option Agreement Form, as amended November 15, 2005, and incorporated herein by reference to Exhibit 10.2 to the Form 8-K dated November 15, 2005.
(d)(3)(i)	Employment agreement with James E. McGookey, incorporated herein by reference to Exhibit 10.2 to the Form 10-K filed on March 16, 2005.
(d)(3)(ii)	Employment agreement with James L. Nabors II, incorporated herein by reference to Exhibit 10.3 to the Form 10-K filed on March 16, 2005.
(d)(3)(iii)	Employment agreement with George E. Steinemann, incorporated herein by reference to Exhibit 10.4 to the Form 10-K filed on March 16, 2005.

(d)(3)(iv)	Change in Control Agreement with David A. Voight, incorporated herein by reference to Exhibit 10.5 to the Form 10-K filed on March 16, 2005.
(d)(3)v)	Change in Control Agreement with James O. Miller, incorporated herein by reference to Exhibit 10.6 to the Form 10-K filed on March 16, 2005.
(d)(3)(vi)	Change in Control Agreement with Charles C. Riesterer, incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 16, 2005.
(d)(3)(vii)	Change in Control Agreement with Todd A. Michel, incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 16, 2005.
(d)(3)(viii)	Change in Control Agreement with Leroy C. Link, incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 16, 2005.
(g)	Not applicable.
(h)	Not applicable.
*  Previously filed on Schedule TO-C on January 11, 2006.
Item 13. Information Required by Schedule 13E-3.
          Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST CITIZENS BANC CORP
January 11, 2006	By:	/s/ James O. Miller
James O. Miller
Executive Vice President

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated January 11, 2006.
(a)(1) (ii)	Letter of Transmittal.
(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Shareholders from David A. Voight, President of First Citizens Banc Corp.
(a)(1)(vii)	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated January 10, 2006 regarding the tender offer.*
(a)(5)(ii)	Consent of Independent Registered Public Accounting Firm.
(b)	Not applicable.
(d)(1)	First Citizens Banc Corp Stock Option Plan, as amended November 15, 2005, and incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated November 15, 2005.
(d)(2)	First Citizens Banc Corp Stock Option Agreement Form, as amended November 15, 2005, and incorporated herein by reference to Exhibit 10.2 to the Form 8-K dated November 15, 2005.
(d)(3)(i)	Employment agreement with James E. McGookey, incorporated herein by reference to Exhibit 10.2 to the Form 10-K filed on March 16, 2005.
(d)(3)(ii)	Employment agreement with James L. Nabors II, incorporated herein by reference to Exhibit 10.3 to the Form 10-K filed on March 16, 2005.
(d)(3)(iii)	Employment agreement with George E. Steinemann, incorporated herein by reference to Exhibit 10.4 to the Form 10-K filed on March 16, 2005.
(d)(3)(iv)	Change in control agreement with David A. Voight, incorporated herein by reference to Exhibit 10.5 to the Form 10-K filed on March 16, 2005.
(d)(3)(v)	Change in control agreement with James O. Miller, incorporated herein by reference to Exhibit 10.6 to the Form 10-K filed on March 16, 2005.
(d)(3)(vi)	Change in control agreement with Charles C. Riesterer, incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 16, 2005.
(d)(3)(vii)	Change in control agreement with Todd A. Michel, incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 16, 2005.

Exhibit Number	Description
(d)(3)(viii)	Change in control agreement with Leroy C. Link, incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 16, 2005.
(g)	Not applicable
(h)	Not applicable

* Previously filed on Schedule TO-C filed January 11, 2006.